

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2021

Simon Yu
Chief Executive Officer
Cannabis Strategic Ventures
9350 Wilshire Blvd., Suite 203
Beverly Hills, CA 90212

   Re: Cannabis Strategic Ventures
    Amendment No. 4 to Offering Statement on Form 1-A
    Filed January 6, 2021
    File No. 024-11303

Dear Mr. Yu:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 31, 2020 letter.

Amendment No. 4 to Offering Statement on Form 1-A

Dilution, page 23

1. Please explain your basis for determining dilution based on "issued and outstanding shares of common stock as of January 5, 2020 and the balance sheet as of September 30, 2020." Also, explain how your calculations in each table are "based on the foregoing minimum and maximum offering assumptions" and why your use of an offering price of $0.50 per share in the latter table is appropriate. Revise your presentation accordingly and ensure that it is fully integrated with terms of the planned offering.

Unaudited Financial Statements, page F-1

2. Please update your filing with interim financial statements for the six months ended

September 30, 2020, as required in Part F/S of Form 1-A.

General

3.   We note your revisions in response to prior comment 2 and reissue. You state on the cover page that you are offering a maximum of 159,761,600 shares of common stock, 125,000,000 by the company and 34,761,600 by the selling shareholders, at a price range between $0.01 and $0.10 per share with the final offering price to be determined at qualification. The first sentence in the first paragraph on the cover page then states that the company intends to offer a maximum of 1,250,000,000 shares, which is not consistent with the earlier disclosure. You also state on the cover page in the same sentence both that this is a public offering of $5 million and that the aggregate offering price is between $1.25 million and $12.5 million depending on the final offering price, which is not consistent, and the Use of Proceeds section on page 22 discusses an aggregate offering price of $5 million and provides that $5 million will be raised if 100% of the offering shares are sold by the company. Also, the Use of Proceeds section discusses an offering price of $0.40 per share while the Dilution section discusses an offering price of $0.50 per share, both of which fall far outside of your stated price range of between $0.01 and $0.10 per share. These are just examples. Please revise the offering circular throughout to consistently reflect the maximum number of shares that you intend to register in the primary offering, the maximum number of shares that are being registered for resale by the selling shareholders and the bona fide price range.

 You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Robinson Eilers, Esq.